EXHIBIT 99.1

AMERI METRO INC.

AMERI METRO, INC.

ASSET BASE

Prepared by

TEMS

Transportation Economics & Management Systems, Inc.
50 Carroll Creek Way, Suite 250 • Frederick, MD 21701
301-846-0700

1.　Projects

1.1　PORT TRAJAN DEVELOPMENT – 1,122 ACRES NEXT TO CSX/NS YARDS BETWEEN HARRISBURG AND HAGERSTOWN

> ### ➢ Estimated Cost of project: $1 Billion

This land is at the center of the Harrisburg–Hagerstown Logistics Center. Once developed Port Trajan will be a transportation multimodal hub and logistics center located in Antrim Township, Greencastle, Pennsylvania on the Interstate 81 Corridor and the intersection of the CSX and NS freight railroad "Crescent Corridor", and 2,500 mile network of rail and terminals from Pennsylvania to Alabama. Both CSX and NS are developing rail-truck facilities in this corridor. Ameri Metro envisages developing its land holdings to provide a distribution center consisting of terminals with rail connections to NS and CSX facilities. The terminals will be used for "stuffing" and repackaging rail containers (40 foot) to truck (52 foot) containers, storage and warehousing, and truck distribution.

1.2　PORT MOBILE AND ALABAMA CORRIDOR TOLL ROAD AND RAILROAD

> ### ➢ Estimated Cost of project: $10 Billion

Ameri Metro, Inc. has contracted for the rights to build a 350-mile toll road and railroad connecting Orange Beach, Port of Mobile and Huntsville Trade corridor. The corridor can be developed to Memphis, Indianapolis/Chicago, Cincinnati, and Columbus. Development of corridor to include urban areas, airport, and terminal facilities. The Port of Mobile will be improved to take the large ships capable of using the Panama Canal. It will be connected to Inland Ports and airports at locations along the corridor including Huntsville, AL, Memphis, TN, Birmingham, AL, Louisville, KY, Knoxville, TN to Columbus, OH. The project has the support of Appalachian Regional Council and specific government development agreements with the state of Alabama.

The Alabama Toll Road Facility Inc. (ATFI) as a non-profit corporation has been granted tax exempt status under the Title 26 U.S.C. 501(C)(3) for the purpose of the project. The project will be financed by tax exempt bonds issued in accordance with the joint resolutions of the Alabama House and Senate.

Mobile Trade & Transport Corridor: Population and Required Linkage



Alabama Toll Facilities Inc. (Toll Road) and Train Station



Currently Ameri Metro intends to purchase an easement consisting of 1,000 acres for development of an Inland port to the Mobile Trade and Transportation Corridor. As farmland, the land has a value of $10,000 per acre given its proximity to the Trade corridor and associated development potential. However, the value is increased to $80,000 to $90,000 per acre for the 1,000-acre easement. This value increase reflects the fact that the Inland Port has been planned with both rail and toll road access and provides warehousing for logistics centers for the interchange of goods between Port Mobile and the planned toll road and railroad. These projects will provide access to cities like Birmingham, Atlanta, Memphis, Nashville, Louisville, St. Louis, Indianapolis, Cincinnati, and Columbus. The developed site will be the logistics nexus for the corridor and a key link in the World Trade supply chains from Asia (via Panama Canal) and Latin America. The 1,000-acre site will be initially developed with 4 million square feet of warehousing space, which will cost $96 million to build and will require $33.6 million of site development for a total cost of $129.6 million. This means the developed facility will have a combined asset value of $209,600 per acre given the intense economic activity at the site. This gives an overall value of the Inland Port of $209.6 million in 2020 dollars. However, as an Inland Port the site will also have Foreign Trade zone status and will have Homeland Security clearance capability for processing products and shipping them from the US without paying US tax. These capabilities further increase the value of the Inland Port facility by at least 25 percent thus, resulting in a land value of over $100 million, and an overall asset value of $260 million for the developed site.

TEMS Company Profile

TEMS is a specialist firm who are experts in Business Planning for Trade Corridor/High Speed Rail. TEMS will provide "Investment Grade" Business and Financial Plans for use with Wall Street investment banking firms. TEMS provides specialized management, planning, market research, economic and systems technology consulting services for the transportation industry. TEMS' economists, systems analysts, engineers and professional managers have extensive experience with projects of all scopes and sizes throughout North America and abroad. One of TEMS' strengths is its ability to provide clients with consultants who not only possess excellent theoretical knowledge, but also have practical, hands-on experience in operational environments. TEMS' clients include federal, state and local government agencies, railroad companies, international development organizations, investment banks and a range of industrial and commercial companies.

The practice is built around four areas of transportation consultation:
- Demand and revenue forecasting
- Operations and capacity analysis
- Economic impact assessment
- Financial analysis and business plan development

Within each of these areas, TEMS has established and merged modern interactive computer software systems with advanced and proven analytical techniques. The firm has used its extensive industry experience to develop systems that provide an interface between tactical, day-to-day management problems and overall strategic corporate and public goals of the industry. TEMS' systems are user-friendly and easily accessible by engineers and planners with little or no expertise. TEMS' systems prioritize the decision-making process and interact directly with both existing and developing databases.

TEMS' key areas of expertise include:
- Passenger and freight rail, ferry, airport, and highway demand and revenue forecasting studies
- High-speed rail, maglev and hyperloop forecasting and evaluation
- Transit and transportation policy review and assessment studies, including fast ferry technologies
- Operations and maintenance systems management
- Passenger carrier and port studies
- Transportation operations and communications systems and software design
- Cost and resource allocation studies
- Management information and planning systems development.

TEMS has:
- Conducted more than 50 passenger and high-speed rail feasibility studies
- Gained extensive experience with rail system implementation, with ridership forecasts validated by actual ridership achieved.
- Introduced the application of stated preference survey techniques in North America
- Created financial and economic evaluation models used for business planning and for selecting multi-modal strategies

In addition, TEMS has completed over one hundred High Speed Rail and Regional Rail Market Assessments. These include:

- Washington-New York High Speed Rail Feasibility Study
- Baltimore-Washington Maglev Investment Grade Study
- Chicago-Detroit High Speed Rail Investment Grade Study
- Hampton Roads-Washington Vision Plan and EIS Study
- Atlanta-Charlotte High Speed Rail EIS Study
- Florida Vision Plan and EIS Studies
- Rocky Mountain High Speed Rail Study
- Alberta High Speed Rail Study
- Ontario, Toronto-Montreal High Speed Rail Study
- Toronto-Windsor High Speed Rail Study
- Los Angeles-Phoenix High Speed Rail Study
- Ohio Hub Passenger Rail Study
- Midwest Regional Rail Study


THE OHIO HUB
TECHNICAL REPORT

TEMS has also completed a number of freight rail corridor studies that have been built or are in the process of being developed. These include:

- Alameda Corridor ($2.3 Billion Los Angeles Investment Grade Bond Issue study for Goldman Sachs and Paine Weber)
- Port Freeport Texas Feasibility Study with a 60-mile freight rail corridor for Fort Bend County/TXDOT ($750 Million project)
- Rosenberg Texas Multimodal Hub Rail Study ($500 Million facility)
- Panama Canal Widening Investment Grade Bond Issue Study, ACP ($2 Billion project)
- Great Lakes and St. Lawrence Seaway New Cargoes/New Vessels Study for Transport Canada and USDOT
- US Crude Oil by Rail Study for Irving Oil ($500 Million project)


SAN PEDRO PORTS
ALAMEDA FREIGHT CORRIDOR STUDY
SH 36A RAIL DEVELOPMENT CORRIDOR
PANAMA CANAL ROUTE CHOICE MODEL

Finally, TEMS has completed Investment Grade Hyperloop studies for both Virgin Hyperloop One (VH1) and Hyperloop Transportation Technology (HTT). These include market studies in Illinois, Indiana, Michigan, Ohio and Pennsylvania.



TEMS expertise in High Speed Rail Market Analysis is reflected in its development of the COMPASS™ model. The model approach treats high speed rail as a "new" mode of travel by taking intercity traveler behavior and attributes in account. This is achieved by using Stated Preference techniques and focusing attention on the response of travelers to high speed rail competitiveness in the market.



The COMPASS™ model reflects the latest developments in intercity high-speed rail analysis using Disaggregate Decision Choice technology that meets "Investment Grade" standards of commercial banks, as well as those of USDOT under OMB rules. Within COMPASS™, TEMS has the ability to test different model structures, variable forms and functions. This provides TEMS with the ability to perform sensitivity and risk analysis and ensure "bankable" ridership and revenue forecasts are obtained.

TEMS recent Risk Analysis studies include:

- VIA Rail High Speed Rail Study – Toronto, Montreal
- Hampton Roads-Washington High Speed Rail Study
- Rocky Mountain High Speed Rail Study
- Chicago-Detroit High Speed Rail Environmental Impact Study
- Chicago-Columbus High Speed Rail Study